EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Equal Shareholders,

I am pleased to report on a strong operational second quarter and first half 2012 for Equal.  So far in 2012 we have delivered some key results:
•	Increased production
•	Lower debt
•	Lower unit cost structure
•	100% successful drilling programs
•	A complete re-direction of our portfolio to oil-focused drilling beginning in June 2012
•	Initiation of our exciting Mississippian co-venture drilling

Our accomplishments have been achieved in an environment of deteriorating commodity prices that has persisted for the better part of an entire year.  As always, we have applied our fiscal discipline to our activities – working diligently to deploy our spending wisely and adjust our programs to maintain or improve debt levels.  Further details on these themes are provided below.

Strong Operational Results

Production was up 9% year on year, averaging well over 10,000 boe per day.  Operating and interest expenses were lower on a unit basis as a result of a continued focus on our cost management.  Capital spending has approximated cash flow for the first six months of the year as we continue to be disciplined on matching spending with cash flow.

Improved Balance Sheet and Renewed Credit Facility

We’ve executed on an ongoing balance sheet re-structuring and a strategy of improving our financial flexibility since early 2011.  Overall debt including working capital levels are down 13 percent from December 31, 2011 with proceeds from the asset sales in the first quarter and the sale of Mississippian acreage in the second quarter both reducing debt.  Our banking syndicate re-confirmed our $200 million credit facility in May.  Equal has only drawn US$110 million leaving us significant financial flexibility.

Mississippian Oil Venture

In the second quarter we partially monetized our Mississippian asset base in Oklahoma for proceeds of US$18.1 million.  This had been part of our plan for some time and we are especially pleased to have achieved this with a solid joint venture partner in Atlas Energy.  We retained a 50% interest and are now focused on oil development in this play.

Our first Mississippian well in the joint venture with Atlas was spud on June 17, 2012.  The well has been cased and completion is underway.  A second well is currently being drilled.  The venture intends to drill a minimum of six horizontal wells in 2012 and is on track to meet this objective.  We expect this oil resource play to deliver strong future value growth for Equal.

Successful Drilling Programs

In the first half of 2012, Equal drilled eight wells with a 100 percent success rate.  Four vertical wells were put down in our northern Oklahoma Hunton play in the first quarter.  Three horizontal wells were drilled in our core Twin Cities Central Dolomite (TCCD) play also in Oklahoma.  All of the Oklahoma wells were on production by the end of the second quarter and in aggregate are performing above expectations.

In Canada, one Cardium horizontal oil well was drilled in the second quarter.  It was completed subsequent to the end of the quarter and tested 890 barrels of oil per day over an initial 9 day period and is currently shut-in for a pressure build up and testing.  This appears to be one of our strongest Cardium wells to date and will be placed on production by the middle of August.  A second Cardium well has been drilled with the completion expected by the middle of August with first production by the end of August.

Commodity Prices and Cash Flow

There is no doubt that a strong pull back in commodity prices is having a profound and growing impact on our industry.  While oil prices continue to be fairly strong, natural gas and natural gas liquids have experienced severe declines.  Equal is especially affected by the drop in mid-continent NGL prices which is driven primarily by an unusually warm winter last year resulting in high storage levels.  We anticipate a gradual recovery over the next 6 to 12 months as demand increases, industry infrastructure is built out, and drilling activity is curtailed.

In the first half of 2012, we have seen a 26% drop in funds from operations from the same period last year.  This is driven by a combination of falling commodity prices and non-core asset dispositions to reduce debt which resulted in Equal’s production portfolio shifting away from high operating cost oil assets towards low cost liquids-rich natural gas assets.  As I mentioned before, Equal’s focus for the second half of 2012 will be in the light oil resource plays in Cardium (Alberta) and the Mississippian (Oklahoma).  You can be confident that Equal’s management is monitoring cash flow continuously and adjusting the capital programs to maintain a prudent balance between spending and debt.

Net Income

In Q2 2012, the Company had net income of $2.3 million compared to net income of $6.5 million in Q2 2011.  The decrease in net income in Q2 2012 compared to Q2 2011 is mainly due to the decrease in revenues from oil, NGLs and natural gas and impairment in PP&E which were partially offset by lower royalties, production expenses and gain on sale of assets.

Strategic Review

On May 3rd, Equal’s Board of Directors announced the initiation of a strategic review process to be managed by a special committee of independent board members with the assistance of Scotiabank as strategic advisors.  The board and management are responding to a perceived significant gap between the value of the Company’s underlying assets, and the value being recognized in the Company’s stock price.  As of the date of this report, the strategic review has resulted in a number of proposals being delivered to the Company.  The Company will not disclose developments with respect to the strategic review process until the Board of Directors has approved a specific transaction, action plan or otherwise determines that disclosure is necessary or appropriate.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer
August 9, 2012

Q2 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

INTRODUCTION: The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three and six months ended June 30, 2012.  This MD&A should be read in conjunction with the MD&A, consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2011 as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the six month period ended June 30, 2012.  All amounts, unless otherwise noted, are stated in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This commentary is based on information available to, and is dated, August 9, 2012.

CONVERSION: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON–GAAP TERMS: This document contains the terms “working capital” and “cash flow netback”, which do not have any standardized meaning as prescribed by IFRS and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Equal to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to analyze profitability of its operations. The Company uses these measures to help evaluate its performance.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with IFRS.  Working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under IFRS.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with IFRS.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

ADDITIONAL GAAP MEASURE: The Company considers “funds from operations” a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  Funds from operations as determined by the Company may not be comparable to that reported by other companies.

FORWARD-LOOKING STATEMENTS: Certain information contained herein may contain forward-looking statements under applicable securities laws and necessarily involve risks including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under the credit facility, maintenance of productive capacity, capital expenditures and the nature of capital expenditures and the timing and method of financing thereof.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, failure to realize the anticipated benefits of the strategic review process, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

[Missing Graphic Reference]

CORPORATE PROFILE

Equal Energy Ltd. is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU and EQU.DB.B).

The Company’s portfolio of oil, NGL and natural gas properties is geographically diversified with producing properties located principally in Alberta and Oklahoma.  Q2 2012 production was comprised of approximately 11% crude oil, 39% natural gas liquids (“NGLs”) and 50% natural gas.

	Three months ended June 30			Six months ended June 30
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2012	2011	Change	2012	2011	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	26,142	41,824	(37%)	59,204	76,902	(23%)
Funds from operations (1)	7,994	16,602	(52%)	20,967	28,182	(26%)
Per share – basic (2) ($)	0.23	0.54	(57%)	0.60	0.96	(38%)
Per share – diluted (2) ($)	0.22	0.47	(53%)	0.58	0.94	(38%)
Net income	2,340	6,492	(64%)	4,177	3,110	34%
Per share – basic (2) ($)	0.07	0.21	(67%)	0.12	0.11	9%
Per share – diluted (2) ($)	0.06	0.19	(68%)	0.11	0.10	10%
Total assets	444,120	483,765		444,120	483,765
Working capital (deficit) including long-term debt (3)	(107,729)	(124,296)		(107,729)	(124,296)
Convertible debentures	41,743	80,495		41,743	80,495
Shareholders’ equity	227,535	219,319		227,535	219,319
SHARES OUTSTANDING
Shares outstanding – basic (2) (000s)	35,046	30,981		35,007	29,323
Shares outstanding – diluted (2) (000s)	36,578	36,796		36,324	29,956
Shares outstanding at period end (000s)	35,069	34,659		35,069	34,659
OPERATIONS
Average daily production
Oil (bbls per day)	1,093	2,547	(57%)	1,223	2,557	(52%)
NGL (bbls per day)	4,114	2,689	53%	4,011	2,508	60%
Gas (mcf per day)	30,852	25,385	22%	30,791	23,971	28%
Total (boe per day)	10,349	9,467	9%	10,366	9,060	14%
Average sales price
Oil ($ per bbl)	84.83	87.48	(3%)	87.01	81.46	7%
NGL ($ per bbl)	28.22	51.20	(45%)	33.49	49.50	(32%)
Gas ($ per mcf)	2.54	3.90	(35%)	2.75	3.86	(29%)
Cash flow netback (1) ($ per boe)
Revenue (4)	27.76	48.55	(43%)	31.38	46.90	(33%)
Royalties	5.30	9.45	(44%)	5.92	9.40	(37%)
Production expenses	8.48	12.49	(32%)	9.11	11.96	(24%)
Transportation expenses	0.18	0.57	(68%)	0.25	0.56	(55%)
Operating netback	13.80	26.04	(47%)	16.10	24.98	(36%)
General and administrative	3.27	3.11	5%	2.93	4.23	(31%)
Cash interest expense	1.95	3.04	(36%)	2.10	3.42	(39%)
Other cash costs (5)	0.09	0.62	(85%)	(0.04)	0.14	(129%)
Cash flow netback	8.49	19.27	(56%)	11.11	17.19	(35%)
(1)	Funds from operations is an additional GAAP measure and cash flow netback is a non-GAAP financial measures. Please refer to “Additional GAAP Measures” and “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 8 in Notes to Financial Statements.
(3)	Working capital including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding unrealized gains/losses on commodity contracts.
(4)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.
(5)                                              Other cash costs include current taxes and realized foreign exchange gains and losses.

Q2 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues including realized hedging	26,142	33,062	42,360	44,452	41,824	35,078	34,704	34,267
Funds from operations	7,994	12,973	17,061	17,435	16,602	11,580	9,338	11,402
Income/(loss) before taxes	4,929	943	(11,043)	(514)	8,651	(6,205)	(35,510)	(3,846)
Income/(loss)	2,340	1,837	(14,428)	(2,642)	6,492	(3,382)	(38,556)	(3,111)
Income/(loss) per share – Basic ($)	0.07	0.05	(0.42)	(0.08)	0.21	(0.12)	(1.39)	(0.11)
– Diluted ($)	0.06	0.05	(0.42)	(0.08)	0.19	(0.12)	(1.39)	(0.11)

Q2 and Q1 2012 revenues including realized hedging and funds from operations were lower than the previous three quarters mainly due to the decreased prices received for NGLs and natural gas.  Q4, Q3 and Q2 2011 revenues including realized hedging and funds from operations are higher than the previous quarters due to the June 1, 2011 acquisition of working interests from a former joint venture partner in Oklahoma (the “Hunton Acquisition”), higher prices received for oil and NGLs and Equal’s focus on light oil resource plays in Alberta and liquids-rich natural gas in Oklahoma.  During Q1 2011, Q4 2010 and Q3 2010, funds from operations were lower due to legal fees relating to legal proceedings against a joint venture partner in Oklahoma.  The net losses in Q4 2011 and Q4 2010 are higher than the other quarters due to the impairment charges of $27.5 million and $31.1 million, respectively.

OVERALL PERFORMANCE

Average production for Q2 2012 of 10,349 boe per day was 9% higher than the Q2 2011 production of 9,467 boe per day mainly due to the Hunton Acquisition on June 1, 2011 and new wells drilled during the last year which were partially offset by the disposition of non-core assets in Q4 2011 and Q1 2012.

Overall, oil prices received in Q2 2012 decreased 3% to $84.83 per barrel compared to $87.48 per barrel in Q2 2011.  NGL prices received in Q2 2012 decreased 45% to $28.22 per bbl compared to $51.20 per bbl in Q2 2011.  Natural gas prices received in Q2 2012 decreased 35% to $2.54 per mcf from $3.90 per mcf in Q2 2011.  Royalties in Q2 2012 decreased 44% to $5.30 per boe compared to $9.45 per boe in Q2 2011 mainly due to lower prices received for production.  Production expenses in Q2 2012 decreased 32% to $8.48 per boe compared to $12.49 per boe in Q2 2011 mainly due to divestures in during Q4 2011 and Q1 2012 which increased weighting from the lower operating cost Oklahoma production compared to Canada.

General and administrative (“G&A”) expenses in Q2 2012 increased 5% to $3.27 per boe from $3.11 per boe in Q2 2011 due to higher higher professional fees incurred in Q2 2012.  Cash interest expense decreased 36% to $1.95 per boe in Q2 2012 compared to $3.04 per boe in Q2 2011 due to debt reduction from asset sales and the redemption of high cost 8.25% debentures in Q4 2011.

The overall result was that funds from operations in Q2 2012 decreased 52% to $8.0 million compared to $16.6 million in Q2 2011.  The decrease in funds from operations is mainly due to lower commodity prices and divestitures to reduce debt which resulted in a greater weighting of production towards NGLs and natural gas which were partially offset by increased production, the increase in realized gain from commodity contracts and decreases in royalties and production costs.  The net income for Q2 2012 was $2.3 million ($0.07 per share) compared to $6.5 million ($0.21 per share) in Q2 2011.  The decrease in net income is mainly due to the decrease in revenues from oil, NGLs and natural gas and impairment in PP&E which were partially offset by lower royalties, production expenses and gain on sale of assets.

SUMMARY OF OPERATIONS

The following is a summary of Equal’s operations and cash flows for the three and six months ended June 30, 2012 and 2011 which are referenced throughout this MD&A.

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian dollars except per share amounts)	2012	2011	2012	2011

Oil, NGL and natural gas revenues	23,758	42,210	54,945	77,159
Realized gain/(loss) on commodity contracts	2,384	(386)	4,259	(257)
Unrealized gain on commodity contracts	3,323	6,443	2,144	2,261
Royalty expense	(4,995)	(8,144)	(11,168)	(15,408)
Revenues, net of royalty expense	24,470	40,123	50,180	63,755

Operating expenses
Production	(7,985)	(10,761)	(17,185)	(19,612)
Transportation	(171)	(489)	(468)	(922)
General and administrative	(3,078)	(2,678)	(5,532)	(6,932)
Share-based compensation expense	(951)	(966)	(2,098)	(1,383)
Depletion and depreciation	(12,604)	(11,624)	(24,864)	(22,311)
Impairment in property, plant and equipment	(8,465)	-	(8,465)	-
	(33,254)	(26,518)	(58,612)	(51,160)
Other income/(expenses)
Interest expense	(2,049)	(2,782)	(4,377)	(5,925)
Accretion of decommissioning provision	(181)	(186)	(382)	(375)
Gain/(loss) on sale of assets	18,331	(178)	18,680	(357)
Transaction costs on asset acquisition	-	(1,710)	-	(1,710)
Redemption premium on convertible debentures	-	-	-	(1,897)
Realized foreign exchange gain/(loss)	(11)	(363)	145	4
Unrealized foreign exchange gain/(loss)	(2,377)	265	238	111
	13,713	(4,954)	14,304	(10,149)
Income before taxes	4,929	8,651	5,872	2,446

Taxes
Current tax expense	(68)	(164)	(68)	(245)
Deferred tax reduction/(expense)	(2,521)	(1,995)	(1,627)	909
	(2,589)	(2,159)	(1,695)	664

Net income	2,340	6,492	4,177	3,110

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian dollars)	2012	2011	2012	2011
Cash provided by (used in):
Operating
Net income	2,340	6,492	4,177	3,110
Share-based compensation	951	966	2,098	1,383
Depletion and depreciation	12,604	11,624	24,864	22,311
Impairment in property, plant and equipment	8,465	-	8,465	-
Non-cash interest on convertible debenture	209	159	416	320
Accretion of decommissioning provision	181	186	382	375
Unrealized commodity contracts (gain)/loss	(3,323)	(6,443)	(2,144)	(2,261)
(Gain)/loss on sale of assets	(18,331)	178	(18,680)	357
Transactions costs on asset acquisition	-	1,710	-	1,710
Redemption premium on convertible debentures	-	-	-	1,897
Unrealized foreign exchange (gain)/loss	2,377	(265)	(238)	(111)
Deferred tax (reduction)/expense	2,521	1,995	1,627	(909)
Funds from operations	7,994	16,602	20,967	28,182
Cash paid on decommissioning provision	(355)	(216)	(639)	(621)
Transaction costs on asset acquisition	-	(1,710)	-	(1,710)
Changes in non-cash working capital items	79	6,776	141	1,622
Cash from operating activities	7,718	21,452	20,469	27,473

SALES VOLUMES

Production
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Daily sales volumes – average
Oil (bbls per day)	1,093	2,547	(57%)	1,223	2,557	(52%)
NGL (bbls per day)	4,114	2,689	53%	4,011	2,508	60%
Natural gas (mcf per day)	30,852	25,385	22%	30,791	23,971	28%
Total (boe per day)	10,349	9,467	9%	10,366	9,060	14%

Sales volumes mix by product
Oil	11%	27%		12%	28%
NGL	39%	28%		38%	28%
Natural gas	50%	45%		50%	44%
	100%	100%		100%	100%

Average production for Q2 2012 of 10,349 boe per day was 9% higher than the Q2 2011 production of 9,467 boe per day mainly due to the Hunton Acquisition on June 1, 2011 and new wells drilled during the last year which were partially offset by the disposition of non-core assets in Q4 2011 and Q1 2012.  Q2 2012 production was consistent with Q1 2012 production of 10,383 boe per day.  For the three months ended June 30, 2012, average production consisted of 1,093 boe per day of oil, 4,114 boe per day of NGLs and 30,852 mcf per day of natural gas, resulting in a mix of 11% oil, 39% NGLs and 50% natural gas compared to 27% oil, 28% NGL and 45% natural gas in Q2 2011.  The decrease in oil weighting in the production is mainly due to the Hunton Acquisition which primarily consisted of NGLs and natural gas and the non-core asset dispositions in Q4 2011 and Q1 2012 which included oil producing assets.

For the six months ended June 30, 2012, average production increased 14% to 10,366 boe per day compared to 9,060 boe per day for the same period in 2011 due to the Hunton Acquisition and new wells drilled during the past year which were partially offset by the disposition of non-core assets in Q4 2011 and Q1 2012.

On April 26, 2012, the Company closed the sale of 50% of its interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of US$18.1 million (the “Mississippian Sale”).  Concurrent with the sale, Equal entered into a joint venture agreement with the counterparty of the sale to develop those assets.

The Company expects average production between 9,800 and 10,200 boe per day in 2012.

For the six months ended June 30, 2012, Equal drilled the following 8 (7.2 net) wells with a 100% success rate:
•	4 (3.5 net) K-9 Hunton vertical liquids-rich natural gas wells in Oklahoma;
•	3 (2.7 net) Twin Cities / Central Dolomite Hunton liquids-rich natural gas wells in Oklahoma; and
•	1 (1.0 net) Cardium horizontal oil well in Alberta.

Production by Geographic Area
	Three months ended June 30, 2012
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	882	82%	211	2%	1,093	11%
NGL (bbls per day)	18	2%	4,096	44%	4,114	39%
Natural gas (mcf per day)	1,030	16%	29,822	54%	30,852	50%
Total (boe per day)	1,072	100%	9,277	100%	10,349	100%

Production by Geographic Area
	Six months ended June 30, 2012
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	989	82%	234	3%	1,223	12%
NGL (bbls per day)	18	1%	3,993	44%	4,011	38%
Natural gas (mcf per day)	1,204	17%	29,587	53%	30,791	50%
Total (boe per day)	1,208	100%	9,158	100%	10,366	100%

Canadian Operations

In Q2 2012, production in Canada of 1,072 boe per day decreased 70% compared to 3,561 boe per day during Q2 2011.  The decrease is mainly due to the disposition of non-core assets in Q4 2011 and Q1 2012 which had produced approximately 2,130 boe per day.  Q2 2012 production was 20% lower than Q1 2012 production of 1,344 boe per day mainly due to the dispositions of non-core assets on January 31, 2012.

For the six months ended June 30, 2012, production in Canada of 1,208 boe per day was down 66% compared to 3,571 boe per day during the same period in 2011.  The decrease is primarily due to the disposition of non-core assets in Q4 2011 and Q1 2012 which had produced approximately 2,180 boe per day.

U.S. Operations

In Q2 2012, production in the United States of 9,277 boe per day was 57% higher compared to 5,906 boe per day during Q2 2011.  The increase in production is due primarily to the Hunton Acquisition on June 1, 2011 of 3,100 boe per day and new wells drilled during the past year.  Q2 2012 production increased 3% compared to Q1 2012 production of 9,039 boe per day due to the contribution from new wells drilled and completed during the past year which was partially offset by the natural decline of older production.

For the six months ended June 30, 2012, production in the United States of 9,158 boe per day was 67% higher compared to 5,489 boe per day during the same period in 2011.  The increase in production is due to the Hunton Acquisition and new wells drilled during the past year which was partially offset by the natural decline of older production.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
WTI (US$ per bbl)	93.49	102.56	(9%)	98.21	98.33	0%
Average exchange rate: US$ to Cdn$1.00	0.99	1.03	(4%)	0.99	1.02	(3%)
WTI (Cdn$ per bbl)	94.42	99.48	(5%)	99.19	96.36	3%
Edmonton Light Oil	83.94	103.07	(19%)	88.09	95.11	(7%)
Propane, Conway, KS (US$/bbl)	30.34	58.76	(48%)	36.91	56.56	(35%)
NYMEX (US$ per mmbtu)	2.26	4.36	(48%)	2.01	4.25	(53%)
NYMEX (US$ per mcf) (1)	2.34	4.51	(48%)	2.08	4.40	(53%)
AECO daily index (Cdn$ per GJ)	1.80	3.67	(51%)	1.92	3.62	(47%)
AECO daily index (Cdn$ per mcf) (2)	1.83	3.74	(51%)	1.96	3.69	(47%)
(1) Conversion rate of 1.0350 mmbtu per mcf.
(2) Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, Kansas is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, Kansas mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark for natural gas is the price at the AECO hub (a storage and pricing hub for Canadian natural gas) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q2 2012 decreased 9% to an average of US$93.49 per bbl WTI from US$102.56 per bbl WTI in Q2 2011.  The actual price received in the western Canadian basin was depressed from the WTI benchmark due to the excess supply relative to demand in western Canada which lowered oil prices received during Q2 2012.  The price decrease was partially offset by the weakening of the Canadian dollar which averaged US$0.99 per Canadian dollar during Q2 2012 compared to US$1.03 per Canadian dollar during Q2 2011.

Benchmark oil prices for the six months ended June 30, 2012 remained relatively flat at US$98.21 per bbl WTI compared to US$98.33 per bbl WTI during the same period in 2011.  The actual price received in the western Canadian basin was depressed from the WTI benchmark due to excess supply relative to demand in western Canada which lowered oil prices received during the six months ended June 30, 2012.  The price decrease was partially offset by the weakening of the Canadian dollar which averaged US$0.99 per Canadian dollar during the six months ended June 30, 2012 compared to US$1.02 per Canadian dollar in the same period in 2011.

Benchmark propane prices for Q2 2012 decreased 48% to an average of US$30.34 per bbl from US$58.76 per bbl in Q2 2011 due to an increased supply in the market from lower consumption during the past winter which was warmer than usual and increased liquids-rich natural gas drilling.

Benchmark propane prices for the six months ended June 30, 2012 decreased 35% to an average of US$36.91 per bbl from US$56.56 per bbl compared to the same period in 2011 due to lower consumption during the past winter which was warmer than usual and increased liquids-rich natural gas drilling.

Benchmark natural gas prices for Q2 2012 on the NYMEX decreased 48% to an average of US$2.26 per mmbtu from US$4.36 per mmbtu in Q2 2011.  In Canada, AECO pricing decreased 51% to $1.80 per GJ during Q2 2012 compared to $3.67 per GJ during Q2 2011.

Benchmark natural gas prices for the six months ended June 30, 2012 on the NYMEX decreased 53% to an average of US$2.01 per mmbtu from US$4.25 per mmbtu compared to the same period in 2011.  In Canada, AECO pricing also decreased 47% to an average of $1.92 per GJ during the six months ended June 30, 2011 compared to $3.62 during the same period in 2011.

Average Commodity Prices Received
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Oil (Cdn$ per bbl)	79.56	90.26	(12%)	85.16	82.97	3%
Oil commodity contract settlements (Cdn$ per bbl)	5.27	(2.78)	(290%)	1.85	(1.51)	(223%)
Combined oil (Cdn$ per bbl)	84.83	87.48	(3%)	87.01	81.46	7%
NGL (Cdn$ per bbl)	28.22	51.20	(45%)	33.49	49.50	(32%)
Natural gas (Cdn$ per mcf)	1.88	3.79	(50%)	2.06	3.76	(45%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.66	0.11	500%	0.69	0.10	590%
Combined natural gas (Cdn$ per mcf)	2.54	3.90	(35%)	2.75	3.86	(29%)
Total (1) (Cdn$ per boe)	27.76	48.55	(43%)	31.38	46.90	(33%)
(1)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

In Q2 2012, the average price received for oil by Equal, net of commodity contract settlements, decreased 3% to $84.83 per bbl from $87.48 per bbl in Q2 2011.  The decrease in the oil price realized is due to the decrease in the Edmonton Light Oil benchmark which has declined due to the excess supply relative to demand in western Canada.  The average price received for NGLs in Q2 2012 decreased 45% to $28.22 per bbl compared to $51.20 per bbl in Q2 2011 due to excess supply relative to demand in the mid-continent of the United States where the majority of the Company’s NGL production is located.  The average price received for natural gas in Q2 2012, net of commodity contract settlements, decreased 35% to $2.54 per mcf from $3.90 per mcf in Q2 2011 due to an oversupply situation resulting in a decrease in market prices for natural gas.

For the six months ended June 30, 2012, the average price received for oil by Equal, net of commodity contract settlements, increased 7% to $87.01 per bbl from $81.46 per bbl during the same period in 2011 due to the 2012 oil production consisting of lighter oil compared to 2011.  The average price received for NGLs for the six months ended June 30, 2012, decreased 32% to $33.49 per bbl from $49.50 per bbl during the same period in 2011 due to excess supply relative to demand in the mid-continent part of the United States where the majority of the Company’s NGL production is located.  The average price received for natural gas for the six months ended June 30, 2012, net of commodity contract settlements, decreased 29% to $2.75 per mcf from $3.86 per mcf during the same period in 2011 due to an oversupply situation resulting in a decrease in market prices for natural gas.

REVENUES

Revenues (in thousands of Canadian dollars)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Oil revenues	7,917	20,918	(62%)	18,962	38,398	(51%)
NGL revenues	10,563	12,528	(16%)	24,445	22,467	9%
Natural gas revenues	5,278	8,764	(40%)	11,538	16,294	(29%)
Realized gain/(loss) on commodity contracts	2,384	(386)	(718%)	4,259	(257)	(1757%)
Revenues including realized hedging	26,142	41,824	(37%)	59,204	76,902	(23%)
Unrealized mark-to-market gain on commodity contracts	3,323	6,443	(48%)	2,144	2,261	(5%)
Revenues including commodity contracts	29,465	48,267	(39%)	61,348	79,163	(23%)

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended June 30, 2012			Six months ended June 30, 2012
	Canada	U.S.	Total	Canada	U.S.	Total
Oil revenues	6,138	1,779	7,917	14,808	4,154	18,962
NGL revenues	113	10,450	10,563	189	24,256	24,445
Natural gas revenues	193	5,085	5,278	526	11,012	11,538
Realized gain/(loss) on commodity contracts	524	1,860	2,384	410	3,849	4,259
Revenues including realized hedging	6,968	19,174	26,142	15,933	43,271	59,204
Unrealized mark-to-market gain/(loss) on commodity contracts	5,959	(2,636)	3,323	4,437	(2,293)	2,144
Revenues including commodity contracts	12,927	16,538	29,465	20,370	40,978	61,348

In Q2 2012, revenues including realized hedging decreased 37% to $26.1 million from $41.8 million in Q2 2011 due to decreased oil, NGL and natural gas prices and divestitures to reduce debt that resulted in a greater weighting of production towards NGLs and natural gas.  The decreases in revenues were partially offset by higher production and realized gains on commodity contracts.

Oil revenues for Q2 2012 decreased 62% to $7.9 million compared to $20.9 million in Q2 2011 which was the result of a 57% decrease in production volumes and a 12% decrease in sales price received for oil.  NGL revenues for Q2 2012 decreased 16% to $10.6 million from $12.5 million in Q2 2011 which was the result of a 45% decrease in sales price received for NGLs partially offset by a 53% increase in production volumes.  Natural gas revenues for Q2 2012 decreased 40% to $5.3 million from $8.8 million in Q2 2011 which was the result of a 50% decrease in sales price received for natural gas partially offset by a 22% increase in production volumes.

In Q2 2012, there was a realized gain on commodity contracts of $2.4 million compared to a $0.4 million realized loss in Q2 2011 due to hedging revenues received from the Company’s oil and natural gas hedges.  The unrealized mark-to-market gain on commodity contracts in Q2 2012 was $3.3 million compared to a gain of $6.4 million during Q2 2011.  The unrealized mark-to-market gain on commodity contracts in Q2 2012 is mainly due to the decrease in the price for oil at June 30, 2012 compared to March 31, 2012 partially offset by the gains on the current commodity contracts being realized.

For the six months ended June 30, 2012, revenues including realized hedging decreased 23% to $59.2 million from $76.9 million in 2011 as decreases in revenues from oil and natural gas were partially offset by increased revenues from NGLs and realized gains from commodity contracts.

For the six months ended June 30, 2012, oil revenues decreased 51% to $19.0 million compared to $38.4 million during the same period in 2011 which was the result of a 52% decrease in production volumes partially offset by a 3% increase in sales price received for oil.  For the six months ended June 30, 2012, NGL revenues increased 9% to $24.4 million from $22.5 million during the same period in 2011 which was the result of a 60% increase in production volumes offset by a 32% decrease in sales price received for NGLs.  For the six months ended June 30, 2012, natural gas revenues decreased 29% to $11.5 million from $16.3 million during the same period in 2011 which was the result of a 45% decrease in sales price received for natural gas partially offset by a 28% increase in production volumes.

For the six months ended June 30, 2012, the realized gain on commodity contracts was $4.3 million compared to a loss of $0.3 million during the same period in 2011 mainly due to lower than hedged 2012 market prices for oil and natural gas.  For the six months ended June 30, 2012, the unrealized mark-to-market gain on commodity contracts was to $2.1 million compared to a gain of $2.3 million during the same period in 2011.  The unrealized mark-to-market gain on commodity contracts 2012 is mainly due to the decrease in the price for oil at June 30, 2012 compared to December 31, 2011 partially offset by the gains on the current commodity contracts being realized.

During Q2 2012, the Company updated its 2012 assumptions for planning purposes; the Company uses US$87.50 per bbl for WTI, US$3.25 per mmbtu for NYMEX natural gas, $2.75 per GJ for AECO natural gas, an exchange rate of CAD$1.000:US$0.975 and a discount of 70% from US$ WTI for US NGL pricing.  The Company constantly monitors actual prices against plan prices and adjusts its operational plans to address variations.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.  As of June 30, 2012 for the remaining six months of 2012, Equal has the equivalent of 800 bbls per day of oil production hedged at an average price CAD$101.50 per bbl and 9,667 mmbtu per day of natural gas at an average price of USD$4.37 per mmbtu.   Based on Q2 2012 average production, the Company has 15% of its liquids hedged and 32% of its natural gas which is equivalent to 24% of the Company’s total production.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at June 30, 2012 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonableness of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At June 30, 2012, Equal had the following financial derivatives and fixed price contracts outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012
Collar	Gas	Floor: 2.50 (US$/mmbtu) (2.59 US$/mcf) Ceiling: 3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.00 (US$/mmbtu) (3.11 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.21 US$/mmbtu ($0.22 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.205 US$/mmbtu ($0.212 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2013 – December 31, 2013

Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.00 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	101.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	102.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf.

As at June 30, 2012 the above commodity contracts had a net mark-to-market asset position of $6.9 million compared to a net mark-to-market asset position of $4.8 million on December 31, 2011.  The increase in the net mark-to-market asset position is due to the decrease in oil prices from December 31, 2011 to June 30, 2012 partially offset by the realized gains on the current commodity contracts.  The mark-to-market asset position at June 30, 2012 relates to the oil and natural gas contracts which have hedged prices higher than the market prices at June 30, 2012.

Subsequent to June 30, 2012, Equal entered into the following fixed price contract:
Derivative Instrument	Commodity	Price (1)	Volume per day (1)	Period
Fixed	Gas	3.60 (US$/mmbtu) (3.73 US$/mcf)	3,000 mmbtu (2,899 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.65 (US$/mmbtu) (3.78 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
(1)	Conversion rates of 1.0350 mmbtu per mcf.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Royalties	4,995	8,144	(39%)	11,168	15,408	(28%)
As a percentage of revenues before commodity contracts	21%	19%		20%	20%
Royalties per boe ($)	5.30	9.45	(44%)	5.92	9.40	(37%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30, 2012		Six months ended June 30, 2012
	Canada	U.S.	Canada	U.S.
Royalties	867	4,128	1,730	9,438
As a percentage of revenues before commodity contracts	13%	24%	11%	24%
Royalties per boe ($)	8.90	4.89	7.87	5.66

In Q2 2012, royalties decreased 39% to $5.0 million from $8.1 million in Q2 2011 primarily the result of a 44% decrease in revenues before commodity contracts and lower royalty rates on horizontal oil wells drilled in Canada during 2010 and 2011.  The horizontal oil wells are charged a 5% Alberta Crown royalty for the first 18-36 months depending on their total measured depth.  Q2 2012 royalties decreased 19% compared to Q1 2012 royalties of $6.2 million due to lower prices received for oil, NGL and natural gas.

During the six months ended June 30, 2012, royalties decreased 28% to $11.2 million from $15.4 million from the same period in 2011 primarily as a result of a 29% decrease in revenues before commodity contracts and lower royalty rates on horizontal oil wells drilled in Canada during 2010 and 2011.

During 2012, royalty rates as a percentage of revenues are expected to slightly decrease compared to 2011 due to the drilling of horizontal wells in Canada and the drilling of horizontal Hunton and Mississippian wells which receive a 6% production tax rebate for the first 48 months.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Production expense	7,985	10,761	(26%)	17,185	19,612	(12%)
Production expense per boe ($)	8.48	12.49	(32%)	9.11	11.96	(24%)

In Q2 2012, production expenses decreased 26% to $8.0 million from $10.8 million in Q2 2011.  Production expense on a per boe basis decreased 32% to $8.48 per boe in Q2 2012 compared to $12.49 per boe in Q2 2011 mainly due to the increased weighting from the Oklahoma production compared to Canada as a result of the non-core asset dispositions in Canada during Q4 2011 and Q1 2012.  Q2 2012 production expenses decreased 13% compared to $9.74 per boe in Q1 2012 primarily due to the incremental production added by the drilling programs in Oklahoma during the past year outpacing the associated cost increases.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended June 30, 2012		Six months ended June 30, 2012
	Canada	U.S.	Canada	U.S.
Production expenses	2,649	5,336	5,858	11,327
Production expenses per boe ($)	27.16	6.32	26.65	6.80

Canadian Operations

In Canada for Q2 2012, production expenses were $2.6 million which was 61% lower than $6.7 million in Q2 2011 mainly due to dispositions of non-core assets in Canada during Q4 2011 and Q1 2012 from which the proceeds were used to reduce debt.  On a per boe basis, production expenses increased 31% to $27.16 per boe in Q2 2012 compared to $20.79 per boe in Q2 2011 mainly due to a declining production base with higher fixed costs plus higher workover costs associated with maintaining and optimizing oil producing wells to continue their high netback production.  Q2 2012 production costs per boe increased 4% compared to $26.24 per boe in Q1 2012 mainly due to lower production volumes.

In Canada for the six months ended June 30, 2012, production expenses decreased to $5.9 million compared to $12.7 million during the same period in 2011.  On a per boe basis, production expenses increased 35% to $26.65 per boe compared to $19.68 per boe during the same period in 2011 mainly due to a declining production base with higher fixed costs plus higher workover costs associated with maintaining and optimizing oil producing wells to continue their high netback production.

U.S. Operations

In the U.S. for Q2 2012, overall production expenses increased by 33% to $5.3 million from $4.0 million mainly due to the increased volumes from the Hunton Acquisition in Q2 2011 and the addition of new wells drilled during the year.  On a per boe basis, production expense decreased 16% to $6.32 per boe from $7.49 per boe in Q2 2011 mainly due to a decrease in the number of submersible pump repairs and a sharp decrease in the amount of road and location maintenance compared to the first quarter when road work was necessitated by unusually wet weather.  Q2 2012 production expenses per boe decreased by 13% compared to Q1 2012 production expenses of $7.28 per boe due to the incremental production added by the drilling programs in 2011 and year-to-date in 2012 outpacing the associated cost increases.

In the U.S. for the six months ended June 30, 2012, production expenses increased to $11.3 million compared to $6.9 million during the same period in 2011 mainly due to increased volumes from the Hunton Acquisition in Q2 2011 and the addition of new wells drilled during the year.  On a per boe basis, production expenses were relatively flat at $6.80 per boe compared to $6.94 per boe during the same period in 2011.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.
Transportation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Transportation expense	171	489	(65%)	468	922	(49%)
Transportation expense per boe ($)	0.18	0.57	(68%)	0.25	0.56	(55%)

In Q2 2012, transportation costs decreased 65% to $0.18 per boe from $0.57 per boe in Q2 2011 and decreased 42% compared to $0.31 per boe in Q1 2012.  The decrease in transportation expense is due to the re-allocation of certain costs against revenues.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 15% in Q2 2012 compared to Q2 2011 on a total dollar basis and increased by 5% on a per boe basis.

General and Administrative Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Gross G&A expense	4,067	3,749	8%	7,578	9,162	(17%)
Capitalized	(413)	(366)	13%	(901)	(874)	3%
Recoveries	(576)	(705)	(18%)	(1,145)	(1,356)	(16%)
G&A expense	3,078	2,678	15%	5,532	6,932	(20%)
G&A expense per boe ($)	3.27	3.11	5%	2.93	4.23	(31%)

In Q2 2012, G&A costs were $3.1 million ($3.27 per boe) compared to $2.7 million ($3.11 per boe) in Q2 2011 and $2.5 million in Q1 2012.  The increase in G&A mainly is due to higher professional fees incurred in Q2 2012.

For the six months ended June 30, 2012, G&A costs were $5.5 million ($2.93 per boe) compared to $6.9 million ($4.23 per boe) during the same period in 2011 which had higher legal fees related to court proceedings involving a former joint venture participant that ended in May 2011.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Gross share-based compensation expense	1,042	1,002	4%	2,295	1,440	59%
Capitalized	(91)	(36)	153%	(197)	(57)	246%
Share-based compensation expense	951	966	(2%)	2,098	1,383	52%
Share-based compensation expense per boe ($)	1.01	1.12	(10%)	1.11	0.84	32%

In Q2 2012, non-cash share-based compensation expense was $1.0 million which was consistent with Q2 2011 and lower than the $1.1 million in Q1 2012.

For the six months ended June 30, 2012, non-cash share-based compensation expense was $2.1 million which was 52% higher compared to the $1.4 million during the same period in 2011.  The increase in the share-based compensation expense is due to the higher number of restricted shares and options outstanding during the period that were issued in Q2 2011 and Q1 2012 as part of the regular renewal the Company’s long-term incentive programs.

DEPLETION AND DEPRECIATION (“D&D”)

Depletion and Depreciation (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
D&D	12,604	11,624	8%	24,864	22,311	11%
D&D per boe ($)	13.38	13.49	(1%)	13.18	13.61	(3%)

In Q2 2012, D&D expenses increased 8% to $12.6 million ($13.38 per boe) compared to $11.6 million ($13.49 per boe) in Q2 2011.  The increase in D&D expenses in Q2 2012 compared to Q2 2011 is mainly due to the 9% increase in Q2 2012 production compared to Q2 2011.  Q2 2012 D&D was consistent with the Q1 2012 D&D of $12.3 million.

For the six months ended June 30, 2012, D&D expenses increased 11% to $24.9 million ($13.18 per boe) compared to $22.3 million ($13.61 per boe) during the same period in 2011.  The increase in D&D expenses for the six months ended June 30, 2012, compared to the same period in 2011 is mainly due to the 14% increase in production.

IMPAIRMENT IN PROPERTY, PLANT AND EQUIPMENT

For the three and the six months ended June 30, 2012, there was an impairment in property, plant and equipment of $8.5 million due to the decrease in prices forecasted for oil and natural gas.  The two Canadian areas which recognized impairments are in southeast Alberta ($7.3 million) and southwest Alberta ($1.2 million).  There was no impairment in property, plant and equipment during the same period in 2011.

INTEREST EXPENSE

The cash portion of interest expense in Q2 2012 was $1.8 million which was comprised of interest on long-term debt of $1.1 million and interest on convertible debentures of $0.7 million.  The non-cash portion of interest expense in Q2 2012 was $0.2 million for the accretion of convertible debentures.
Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Cash interest expense on long-term debt	1,080	1,039	4%	2,448	1,538	59%
Cash interest expense on convertible debentures	760	1,584	(52%)	1,513	4,067	(63%)
Subtotal cash interest expense	1,840	2,623	(30%)	3,961	5,605	(29%)
Non-cash accretion on convertible debentures	209	159	31%	416	320	30%
Total interest expense	2,049	2,782	(26%)	4,377	5,925	(26%)
Cash interest expense per boe on long-term debt ($)	1.15	1.20	(4%)	1.30	0.94	38%
Cash interest expense per boe on convertible debentures ($)	0.80	1.84	(57%)	0.80	2.48	(68%)
Total cash interest expense per boe ($)	1.95	3.04	(36%)	2.10	3.42	(39%)

In Q2 2012, cash interest expense decreased 30% to $1.8 million compared to $2.6 million in Q2 2011 mainly due to lower interest paid on the convertible debentures from the 8.25% debentures being redeemed in Q4 2011.  During 2011, Equal re-structured its balance sheet by redeeming its convertible debentures which paid interest amounts of 8.0% and 8.25% of face value and replacing these with lower interest paying 6.75% convertible debentures and the bank credit facility.  Q2 2012 cash interest expense was lower than the $2.1 million cash interest expense in Q1 2012 due to the proceeds from the Mississippian Sale and non-core asset sales used to lower the average outstanding bank debt amount.

For the six months ended June 30, 2012, cash interest expense decreased 29% to $4.0 million compared to $5.6 million during the same period in 2011 which was composed of lower cash interest expense on convertible debentures partially offset by higher interest on the long-term debt.

Equal’s long-term debt balance at June 30, 2012 was $112.2 million compared to $138.8 million at December 31, 2011.  The decrease is mainly due to proceeds from the Mississippian Sale and the non-core asset sale which closed January 31, 2012.  The average interest rate on long-term debt in Q2 2012 was 3.7% and the rate as of August 9, 2012 is approximately 3.25%.

Equal’s bank credit facility renewal was confirmed on May 10, 2012 with a maturity date in June 2013 and should the lenders decide not to renew the facility, the debt must be repaid by June 2014.  The renewal left the capacity of the revolving and operating credit facilities unchanged at $200.0 million.  The lenders’ consent is required for any draw on the bank credit facility above $185.0 million.

ACCRETION OF DECOMMISSIONING PROVISION

In Q2 2012 and Q2 2011, the accretion of the decommissioning provision was $0.2 million.

For the six months ended June 30, 2012 and 2011, the accretion of the decommissioning provision was $0.4 million.

GAIN/LOSS ON SALE OF ASSETS

In Q2 2012, there was a gain on sale of assets of $18.3 million compared to a loss of $0.2 million in Q2 2011.  The gain in Q2 2012 was mainly the result of the sale of 50% of the Company’s interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of US$18.1 million (the “Mississippian Sale”) which resulted in a gain of US$17.4 million.

For the six months ended June 30, 2012, there was a gain on sale of assets of $18.7 million compared to a loss of $0.4 million during the same period in 2011.  The gain in 2012 was mainly the result of the US$17.4 million gain from the Mississippian Sale.

FOREIGN EXCHANGE

In Q2 2012, there was a foreign exchange loss of $2.4 million compared to a loss of $0.1 million in Q2 2011.  The foreign exchange loss in Q2 2012 was mainly due to the effect of the weakening of the Canadian dollar against the U.S. dollar on the Company’s U.S. dollar denominated debt.

For the six months ended June 30, 2012 and 2011, the foreign exchange gains were $0.4 million and $0.1 million, respectively.

TAXES

In Q2 2012, the deferred tax expense was $2.5 million compared to the deferred tax expense of $2.0 million in Q2 2011.

For the six months ended June 30, 2012, the deferred tax expense was $1.6 million compared to a deferred tax reduction of $0.9 million during the same period in 2011.

The effective rate of the deferred income tax reduction is predominately due to the different tax jurisdictions where Equal operates.

NET INCOME

In Q2 2012, the Company had net income of $2.3 million ($0.07 per share) compared to net income of $6.5 million ($0.21 per share) in Q2 2011.  The decrease in net income in Q2 2012 compared to Q2 2011 is mainly due to the decrease in revenues from oil, NGLs and natural gas and impairment in PP&E which was partially offset by lower royalties, production expenses and gain on sale of assets.

For the six months ended June 30, 2012, the Company had net income of $4.2 million ($0.12 per share) compared to net income of $3.1 million ($0.11 per share) during the same period in 2011.  The increase in net income is mainly due to the gain on sale of assets, lower royalties and the realized gain on commodity contracts which was partially offset by the decrease in revenues from oil, NGLs and natural gas and the impairment in property, plant and equipment.

COMPREHENSIVE INCOME/LOSS

In Q2 2012, the Company had comprehensive income of $8.6 million compared to comprehensive income $4.7 million in Q2 2011.  The comprehensive income in Q2 2012 is mainly due to the foreign currency translation adjustments in Q2 2012 of $6.3 million related to the Company’s investment in U.S. operations which fluctuates with the change in exchange rate between the Canadian and U.S. dollar.

For the six months ended June 30, 2012, the Company had comprehensive income of $4.4 million compared to a comprehensive loss of $4.2 million during the same period in 2011.

ADDITIONAL GAAP MEASURES

Equal uses certain additional GAAP measures that are not defined terms under IFRS to assess performance.  Management believes these measures provide useful supplemental information to investors.  The following are the measures Equal uses in assessing performance.

Funds from Operations

The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities as reconciled in the table below:
Funds from Operations (in thousands of Canadian dollars)
	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash provided by operating activities	7,718	21,452	20,469	27,473
Changes in non-cash working capital items	(79)	(6,776)	(141)	(1,622)
Decommissioning provision costs incurred	355	216	639	621
Transaction costs for asset acquisition	-	1,710	-	1,710
Funds from operations	7,994	16,602	20,967	28,182

In Q2 2012, funds from operations decreased by 52% to $8.0 million from $16.6 million in Q2 2011.  The decrease in funds from operations is mainly due to the decrease in commodity prices for oil, NGLs and natural gas and divestitures to reduce debt that resulted in a greater weighting of production towards NGLs and natural gas.  The decrease in funds from operations was partially offset by the increase in production, the increase in realized gain from commodity contracts and decreases in royalties and production costs.

For the six months ended June 30, 2012, funds from operations decreased by 26% to $21.0 million from $28.2 million during the same period in 2011.  The decrease in funds from operations is mainly due to the decrease in commodity prices for oil, NGLs and natural gas and divestitures to reduce debt that resulted in a greater weighting of production towards NGLs and natural gas.  The decrease in funds from operations was partially offset by the the increase in realized gain from commodity contracts and decreases in royalties, production costs, G&A and interest expenses.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:
Cash Flow Netback (in thousands of Canadian dollars, except for per share and per boe amounts)
	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net income/(loss)	2,340	6,492	4,177	3,110
Share-based compensation	951	966	2,098	1,383
Depletion and depreciation	12,604	11,624	24,864	22,311
Impairment in PP&E	8,465	-	8,465	-
Non-cash interest on convertible debentures	209	159	416	320
Accretion of decommissioning provision	181	186	382	375
Unrealized commodity contracts (gain)/loss	(3,323)	(6,443)	(2,144)	(2,261)
(Gain)/loss on sale of assets	(18,331)	178	(18,680)	357
Transaction costs for asset acquisition	-	1,710	-	1,710
Redemption premium on convertible debentures	-	-	-	1,897
Unrealized foreign exchange (gain)/loss	2,377	(265)	(238)	(111)
Deferred tax (reduction)/expense	2,521	1,995	1,627	(909)
Funds from operations	7,994	16,602	20,967	28,182
Total volume (mboe)	942	861	1,887	1,640
Cash flow netback (non-GAAP) ($ per boe)	8.49	19.27	11.11	17.19

CAPITAL EXPENDITURES

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended June 30			Six months ended June 30
	2012	2011	Change	2012	2011	Change
Property, plant and equipment expenditures	7,852	19,081	(59%)	19,210	32,396	(41%)
Exploration and evaluation expenditures	4,240	2,105	101%	5,012	11,612	(57%)
Asset acquisition (1)	-	91,656	(100%)	-	91,656	(100%)
Dispositions	(18,663)	-	100%	(28,341)	(205)	1000%
Total	(6,571)	112,842	(106%)	(4,119)	135,459	(103%)
(1)	Includes the settlement of $5.6 million (US$5.8 million) in receivables from JV Participant.

During the six months ended June 30, 2012, Equal’s total capital expenditures were $24.2 million and proceeds from dispositions were $28.3 million.

During the six months ended June 30, 2012, expenditures in Canada totaled $5.1 million and proceeds from dispositions totaled $8.5 million.  The major components of these expenditures include:
•	$3.5 million on wells, drilling and workovers;
•	$0.5 million on facilities and other equipment maintenance;
•	$0.5 million on land and seismic acquisition; and
•	$0.6 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

During the six months ended June 30, 2012, expenditures in the U.S. totaled $19.1 million and proceeds from dispositions totaled $19.8 million.  The major components of these expenditures include:
•	$15.2 million related to wells, drilling and workovers;
•	$0.7 million on acquisitions of land for future development in Oklahoma;
•	$2.9 million on capital enhancements; and
•	$0.3 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

During the six months ended June 30, 2012, the Company drilled a total of 8 (7.2 net) wells; 7 (6.2 net) wells in Oklahoma and 1 (1.0 net) Cardium oil well in Canada.  The Company drilling plans for the second half of 2012 include a second Cardium light oil well at Lochend (Alberta) which completed drilling in July and up to six joint venture Mississippian oil wells (Oklahoma).  The drilling of the first Mississippian oil well was completed in July and the second Mississippian oil well has started drilling.

LIQUIDITY & CAPITAL RESOURCES

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2012.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2012 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.
Equal’s capital structure at June 30, 2012 is as follows:
	June 30, 2012
Capitalization (in thousands of Canadian dollars except percentages)	Amount	%
Long-term debt (1)	112,224	47%
Working capital (2) excluding long-term debt	(4,495)	(2%)
Working capital (2) including long-term debt	107,729	45%
Convertible debentures	41,743	17%
Shares issued, at market (3)	90,478	38%
Total capitalization	239,950	100%
(1)	As at June 30, 2012, the long-term debt balance consisted of CDN$0.4 million and US$109.8 million converted at the closing exchange rate of CDN$1.0181 per US$1.00.
(2)	Working capital excludes unrealized gains and losses on commodity contracts.
(3)	The market price of Equal’s shares on June 30, 2012 was $2.58 per share.

Long-term Debt

Long-term debt is represented by the amounts drawn on the bank credit facility.  At June 30, 2012, Equal’s long-term debt consisted of CDN$0.4 million and US$109.8 million which was the equivalent of CDN$111.8 million converted at the closing exchange rate of CDN$1.0181 per US$1.00.  Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $200.0 million.  The lenders’ consent is required for any draw on the bank credit facility above $185.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:
	As at
(in thousands of Canadian dollars except for ratios)	June 30, 2012	December 31, 2011
Interest coverage (1):
Cash flow over the prior four quarters	64,524	69,246
Interest expenses over the prior four quarters	9,667	11,338
Interest coverage ratio	6.67 : 1.00	6.11 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital at June 30, 2012 was $4.5 million which decreased compared to working capital at December 31, 2011 of $15.1 million.  The decrease in working capital is mainly attributed to the repayment of long-term debt and decrease in receivables due to lower commodity prices which were partially offset by capital expenditures.  Proceeds from the Mississippian Sale of US$18.1 were also used to temporarily pay down the long-term debt until the funds are needed to fund the drilling of the Mississippian oil wells.
Working Capital (in thousands of Canadian dollars)	June 30, 2012	December 31, 2011
Cash	3,559	5,553
Accounts receivable	17,380	25,174
Prepaid expenses, deposits and other	1,694	870
Assets held for sale	-	9,678
Accounts payable and accrued liabilities	(17,868)	(24,239)
Liabilities associated with assets held for sale	-	(1,378)
Current portion of decommissioning provision	(270)	(557)
Working capital	4,495	15,101
Long-term debt	(112,224)	(138,820)
Working capital (deficit) including long-term debt	(107,729)	(123,719)

Convertible Debentures

As at June 30, 2012, Equal had $41.7 million of 6.75% convertible debentures (EQU.DB.B) outstanding with a face value of $45.0 million.  The 6.75% convertible debentures have the conversion price of $9.00 per share.  Each $1,000 principal amount of EQU.DB.B debentures is convertible into approximately 111.11 Equal shares and mature on March 31, 2016.

Commitments

As of June 30, 2012, Equal has commitments for the following payments over the next five years:
Commitments
(in thousands of Canadian dollars)	2012	2013	2014	2015 – 2016	Total
Long-term debt (1)	-	-	112,224	-	112,224
Interest on long-term debt (2)	1,824	3,647	1,824	-	7,295
Convertible debentures (3)	-	-	-	45,000	45,000
Interest on convertible debentures (3)	1,519	3,038	3,038	4,557	12,152
Accounts payable & accrued liabilities	17,868	-	-	-	17,868
Decommissioning provision	270	-	-	-	270
Office leases	606	1,169	1,178	1,472	4,425
Vehicle and other operating leases	84	101	76	-	261
Total obligations	22,171	7,955	118,340	51,029	199,495
(1)  As at June 30, 2012, the long-term debt balance consisted of CDN$0.4 million and US$109.8 million converted at the closing exchange rate of CDN$1.0181 per US$1.00.
(2)  Assumes an interest rate of 3.25% (the rate on June 30, 2012).
(3)  The 6.75% convertible debentures with an outstanding face value of $45.0 million mature on March 31, 2016.

EQUITY INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Equity Data as at	August 9, 2012	June 30, 2012	December 31, 2011
Shares	35,074,989	35,068,989	34,779,435
Share options	1,251,062	1,267,064	1,303,495
Restricted shares	1,635,554	1,605,554	946,285
6.75% Convertible debentures ($1,000 per debenture)	45,000	45,000	45,000

OUTLOOK

The Company continues to face a challenging commodity price environment with low natural gas and natural gas liquids prices caused by high production levels in the mid-continent part of the United States combined with an unusually warm winter causing a general over-supply situation.  The lower commodity prices will affect 2012 cash flow expectations which management currently projects to be between $40 and $45 million.  We are carefully monitoring our capital spending to ensure our spending approximates cash flow and debt balances are kept under control.  Additionally, the Company is focused on areas in which it has control such as production levels and cost control.  Equal has experienced strong production performance and lower costs over the first six months of 2012.  Production expectations for 2012 are 9,800 – 10,200 boe per day, an increase to earlier projections due to the strong year-to-date performance.

Drilling for the balance of 2012 will be focused on oil rich prospects in Oklahoma which are in the Mississippian and the Cardium in Alberta.  The Company continues to have a deep portfolio of opportunities across all types of commodities and will focus on prospects that have the best economic returns at current commodity prices.

The Company drilling plans for the second half of 2012 include a second Cardium light oil well at Lochend (Alberta) which completed drilling in July and up to six joint venture Mississippian oil wells (Oklahoma).  The first Mississippian well has been cased and completion is underway and a second Mississippian well has started drilling.

Strategic Review

On May 3, 2012, Equal’s Board of Directors announced the initiation of a strategic review process to be managed by a special committee of independent board members with the assistance of Scotiabank as strategic advisors.  The strategic review is in response to a perceived significant gap between the value of the Company’s underlying assets and the value being recognized in the Company’s stock price.  As of the date of this report, the strategic review has resulted in a number of proposals being delivered to the Company.  The Company will not disclose developments with respect to the strategic review process until the Board of Directors has approved a specific transaction, action plan or otherwise determines that disclosure is necessary or appropriate.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in Equal’s internal control during the six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, Equal’s internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

As of January 1, 2013, the following standards and amendments issued by the IASB become effective:

•
      IFRS 10, "Consolidated Financial Statements", which is the result of the IASB’s project to replace Standing Interpretations Committee 12, "Consolidation – Special Purpose Entities" and the consolidation requirements of IAS 27, "Consolidated and Separate Financial Statements".  The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity.

•
      IFRS 11, "Joint Arrangements", which is the result of the IASB’s project to replace IAS 31, “Interests in Joint Ventures”.  The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.  Under IAS 31, joint ventures could be proportionately consolidated.

•
      IFRS 12, "Disclosure of Interests in Other Entities", which outlines the required disclosures for interests in subsidiaries and joint arrangements.  The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements.

•
      IFRS 13, "Fair Value Measurement", which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements.  The standard applies where fair value measurements are required and does not require new fair value measurements.

As of January 1, 2015, the following standard issued by the IASB becomes effective:

•
      IFRS 9, "Financial Instruments", which is the result of the first phase of the IASB’s project to replace IAS 39, "Financial Instruments: Recognition and Measurement".  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated depletion and depreciation that are based on estimates of oil, NGL and natural gas reserves and useful lives of equipment;
•	property, plant and equipment is aggregated into cash-generating units based on management’s judgment of their ability to generate largely independent cash flows;
•	estimated future recoverable value of property, plant and equipment that are based on estimates of oil, NGL and natural gas reserves that Equal expects to recover in the future;
•	estimated future recoverable value of assets that are transferred from E&E to property, plant and equipment based on oil, NGL and natural gas reserves;
•	estimated value of decommissioning provision obligations that are dependent upon estimates of future costs and timing of expenditures;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated expenses from Equal’s share-based compensation plans that are based on pricing models such as the Black-Scholes model; and
•	estimated deferred income taxes which are dependent upon tax interpretations, regulations and legislation in various jurisdictions in which the Company operates that are subject to change.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

Q2 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf	thousand cubic feet of natural gas
bbl or bbls	barrels of oil	mcf per day	thousands of cubic feet of natural gas per day
bbls per day	barrels of oil per day	mmbtu	millions of British Thermal Units
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmbtu per day	millions of British Thermal Units per day
boe per day	barrels of oil equivalent per day	mmcf	millions of cubic feet of natural gas
Cdn$	Canadian dollars	Mwh	megawatt-hour
FD&A	Finding Development & Acquisition Costs	NGL	natural gas liquids (ethane, propane, butane and condensate)
FDC	Future Development Costs	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
IFRS	International Financial Reporting Standards	Q4	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)

Q2 2012 FINANCIAL REPORT